Filed by PBF Energy Inc.
Commission File No. 001-35764
Filed by PBF Energy Company LLC
Commission File No. 333-206728-02
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: PBF Logistics LP
Commission File No. 001-36446
Date: July 28, 2022

This filing relates to the proposed acquisition by PBF Energy Inc. (“PBF Energy”) of all of the publicly held common units representing limited partners interests of PBF Logistics LP (“PBF Logistics”) not already owned by PBF Energy and its subsidiaries pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 27, 2022, by and among PBF Energy, PBF Energy Company LLC, PBFX Holdings Inc., Riverlands Merger Sub LLC, PBF Logistics and PBF Logistics GP LLC.

Transcript

The following is a transcript of the Second-Quarter 2022 earnings conference call of PBF Energy that was held on July 28, 2022 at 8:30 a.m. ET and made available on PBF Energy’s website at http://www.pbfenergy.com. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. PBF Energy believes that none of these are material.

*****************
Operator
Good day, everyone, and welcome to the PBF Energy Second Quarter 2022 Earnings Conference Call and Webcast. At this time, all participants have been placed in a listen-only mode, and the floor will be opened for your questions following management’s prepared remarks. [Operator Instructions] Please note that this conference is being recorded.

It’s now my pleasure to turn the floor over to Colin Murray, Investor Relations. Thank you, sir. You may begin.

Colin Murray, Vice President – Investor Relations, PBF Energy
Thank you, Melissa. Good morning, and welcome to today's call. With me today are Tom Nimbley, our CEO; Matt Lucey, our President; Erik Young, our CFO; and several other members of our management team. Copies of today's earnings release and our 10-Q ﬁling, including supplemental information are available on our website.

Before getting started, I'd like to direct your attention to the Safe Harbor statement contained in today's press release. Statements in our press release and those made on this call that express the company's or management's expectations or predictions of the future are forward-looking statements intended to be covered by Safe Harbor provisions under federal securities laws. There are many factors that could cause actual results to diﬀer from our expectations, including those we described in our ﬁlings with the SEC.

Consistent with our prior periods, we will discuss our results today excluding special items. In today's press release, we described the non-cash special items included in our quarterly results. The cumulative impact of the special items decrease the net income by an after tax amount of a $116 million or approximately $0.93 per share. For reconciliations of any non-GAAP measures, please refer to the supplemental tables provided in today's press release.

I'll now turn the call over to Tom Nimbley.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Thanks, Colin. Good morning, everyone, and thank you for joining our call. For the second quarter, PBF reported earnings per share of $10.58 and adjusted net income of $1.3 billion. Our strong ﬁnancial results have provided us with the resources to accelerate the repayment of debt we incurred during the pandemic, and to continue actions to strengthen our balance sheet. To be clear, the work is not complete as we remain highly focused on doing more to recover from the ravages of the pandemic.

The second quarter picked up with the ﬁrst quarter ended with volatile market conditions and rising energy prices. Reﬁnery margins expanded as available reﬁners other than Russia and China were called on to run at high utilization levels. The Russian invasion of Ukraine continues to alter trade ﬂows. Russian waterborne crude exports are generally ﬂown to Asia, as western nations continue rejecting Russian crude and feedstocks.

As trade ﬂows reorganized, a couple of themes are appearing. European reﬁners are lightening their crude rates as the replacement crude for rejecting Russian barrels is generally light sweet crude produced within Europe, West Africa or the United States. Also, for some time, Europe has been facing a natural gas and power crisis that has only been exacerbated by the Russian invasion. High-priced natural gas in Europe has made upgrading units and hydrogen plants very expensive to operate, giving U.S. reﬁners a signiﬁcant competitive advantage.

Diﬀerentials for light, sweet crude versus heavy sour have been riding for a variety of factors. Light sweet crude struggling for the reasons I just mentioned, plus available upgrading units, coking capacity et cetera are generally full. We are seeing the heavy part of the battle trade at wide discounts to the global benchmarks for light sweet crude, then we have seen in many years. Heavy fuel oil is quite weak and there is some market commentary about support coming from the reemergence of IMO 2020 market dynamics.

The beginning of the third quarter has seen a 15% to 20% correction in oil prices and reﬁning margins. However, underlying fundamentals remain strong, low inventories, tight supply, improving demand and reduced reﬁning capacity. Despite that, there are macroeconomic concerns that all weighing on the market, high inﬂation, rising interest rates and a rising U.S. dollar. The macro the macro concerns point to contracting oil demand to help bring the energy blockage back into balance as the status quo is simply not sustainable. Inevitably, inventories will need to be replenished from these extraordinary low levels. This will require reﬁneries to continue running at high levels of utilization.

Our valued employees continue working tirelessly to keep our assets running safely and reliably, and we appreciate their contributions to our performance. With our balance sheet improving and the bulk of our 2022 turnarounds complete, we anticipate that our assets will continue generating cash which we will use to further strengthen our balance sheet and reward our investors.

With that, I will turn the call over to Matt.

Matthew C. Lucey, President, PBF Energy
Thanks, Tom. As Tom mentioned, PBF second quarter is one for the books, and demonstrates earnings power of are reﬁning system and the dedication of our employees. While the extraordinary market conditions seen during the second quarter will eventually normalize, the fundamentals and outlook remain strong.

On the East Coast, we completed work on the Delaware City reformer and other secondary units which began in March, and concluded in April. Additionally, we are in the midst of restarting our idle 50,000 barrels a day crude unit at Paulsboro, which we expect to have long online in mid-august. We are conﬁdent that we'll have enough access to feed for the unit and will help us -- help ensure that all of our other secondary units on the East Coast remain full.

On the West Coast, we recently completed a signiﬁcant turnaround in Torrance of the alkylation and other ancillary units. The work was conducted primarily in June, and wrapped up in the ﬁrst 10 days of July.

Looking ahead to the third quarter and the remainder of the year, our capital expenditure and throughput guidance is presented in today's press release. We have no signiﬁcant plan maintenance for the remainder of the third quarter, we do have a plan turnaround in Chalmette in the fourth quarter. In addition to our reﬁning CapEx, we continue to invest in and progress a renewable diesel project in Chalmette. We anticipate startup with full pre-treatment capabilities in the ﬁrst half of next year. Importantly, the project remains on time and on budget.

In terms of the forward reﬁning market, as Tom said, the market needs to reset as a current high price, low inventory conditions are unsustainable in the long-term. Over time, we expect a product inventories will eventually return to their historical average levels. However, with a global reduction reﬁning capacity as well as natural gas advantages in the U.S., we expect to see above mid-cycle reﬁning margins, which is what we are seeing today. Our assets are running well and position and keep -- and are position to keep the market supplied and capture that margin.

Lastly, this morning, we announced the PBF Energy has agreed to acquire all the common units of PBF Logistics that does not already own. This transactional ultimately allows to simplify our corporate structure and eliminate administrative, compliance and cost burdens of running a separate public company. Following consummation of the merger, we believe will have the signiﬁcantly enhance ﬁnancial strength.

With that, I'll turn it over to Erik.

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
Thank you, Matt. For the second quarter, we reported adjusted net income of $10.58 per share and adjust EBITDA of approximately $1.9 billion. This brings our trailing 12 months adjusted EBITDA to over $2.8 billion. This ﬁnancial performance provided the foundation for us to accelerate our deleveraging plan. Over the last 18 months, we have reduced consolidated debt by more than $2.6 billion. In addition to the $900 million pay down of our bank facility during the second quarter, we redeemed the full $1.25 billion of secured notes due 2025 on July 11th.

When we include the more than $250 million of open market purchases at a discount to base value, our unsecured debt is now below the pre-pandemic balance. Importantly, we were able to execute our plan, while maintaining signiﬁcant liquidity and have a current cash balance of more than $900 million.

On a go-forward basis, we expect to recognize over $165 million of annualized interest expense savings. Simply put, PBF balance sheet is vastly improved with quarter-end net debt to cap of 24%, and net debt of less than $1.1 billion. These statistics represent levels that we have not achieved since 2018.

Consolidated CapEx for the second quarter was roughly $211 million, which includes $157 million for reﬁning and corporate CapEx, roughly $52 million related to continuing development of the RD facility, and $2 million for PBF Logistics.

For the second half of 2022, we anticipate total reﬁning and corporate CapEx to be approximately $200 million to $225 million, excluding the RD project. This reﬂects a return to our normalized pre-pandemic turnaround schedule.

Operator, we've completed our opening remarks and we'd be pleased to take any questions.

Questions and Answers

Operator
(Question and Answer)

Thank you. In a moment, we'll open the call to question. The company requests that all callers limit each turn to one question and one follow-up. You may rejoin the queue for additional questions. (Operator Instructions).

Our ﬁrst question comes from the line of Roger Read with Wells Fargo. Please proceed with your question.

Roger Read
Yeah. Thank you. Good morning and congratulations on the quarter guys, nice execution. I guess, the biggest question we keep getting from investors is, where do we sit today in terms of demand? We've had some, I’ll just say, questionable numbers have come to DOE, but overall things still look pretty solid. So, I just curious what you see on demand? And maybe how that ﬁts into some of the discrepancies we're seeing right now in terms of the cash markets, thinking how much stronger the East Coast is then say the Gulf Coast?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Great question, Roger, and thanks for your comments. We share two things kind of thought, so I did there was some aberrant in the – coming out of the July 4 weekend that's always questionable what you do there and then there was some true up, I think between a monthly EIA from June that got ﬂowed into July, and perhaps that has run its course now and yesterday's numbers were a little bit stronger. I'll make another comment. So we're seeing frankly while there's some headwinds and we've seen some decrease in demand. EIA is reporting that, and in our own business and I'm going to turn it over to, Paul Davis, in the moment to talk regionally. Our demand wholesale level is holding up where it's basically the same levels we've been for the last 90 days.

But you made a very good point on the East Coast. The East Coast demand --East Coast is structurally impacted more than any other region in the country by what has happened over the last several years. When you look at the amount of reﬁning capacity that's been shut in or cut back in the Atlantic basin, including PES including come by chance. A disproportionate amount of capacity in the Northeast. At the same time, the pipes are full coming up from the Gulf Coast.
So, we had the only coking capacity on the East Coast. So we think the Atlantic basin is actually had a bigger step forward if you will then the other regions even though the other regions have beneﬁtted from what's been going on then some of the others.

Paul, you want go give, Roger, idea by region.

Paul Davis, Senior Vice President, Supply, Trading & Optimization, PBF Energy
Well we can start with the East Coast. You said it pretty well. You know, cash markets in New York harbor are very strong and have been very strong, the backward nation is just arguably historic on cash valuations. Gasoline, obviously, leads it distillates early in the second quarter we're leading it. Jet has been incredibly strong. Jet actually pricing inside of diesel with net of Wrens. So the East Coast is really moved up tier and markets for us.

Gulf Coast is as you said it's pricing for tiers. It's running very strong. We see strong export demand. We see arbitrageurs into the Midwest and to the East Coast pricing accordingly. And that's normal, we would call it, a normalized market. Wholesale wise, it's probably the weakest market we have, but it's very normalized. Our July numbers look just like our Q2 numbers did on a month-to-month basis.

West Coast is very strong. They stayed constant all the way through second quarter and into the beginning of the third quarter even with the price challenges at the street. We're seeing our wholesale markets there very strong and remain very strong and supported by the return to work on the West Coast.

And in the Midwest, we have a big wholesale business in the Midwest and that's remain strong throughout.

Roger Read
Great. Thanks for that. And then pivoting a little bit here to you, Erik, obviously tremendous improvement in terms of balance sheet liquidity everything. But at this point, what do you feel is the most important thing to do, right? You going to consolidate PBFX so that's got some debt with it. You've got obviously, some of the environmental obligations that are still out there and then just the general balance sheet ultimately maybe a reinstatement of the dividend. Just curious as you think about priorities how that ﬂows through?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
I think you laid out kind of our plan at this point, number one, we've taken out most of the pre-payable debt at this point in time and we believe the unsecured debt secured debt that we have on the books. We have ample time to deal with the 25 notes that will come do then once PBFX ultimately roles in we will handle that particular debt, but ultimately, we've provided ourselves enough ﬁnancial ﬂexibility here and quite candidly that that's already consolidated on the balance sheet. So when we talk about our $1.1 billion just shy of $1.1 billion of net debt that includes that level.

So, from our standpoint it is simply a matter of continuing to reduce the overall net debt balance operate well, take advantage of the market when it is aﬀorded to us and ultimately be reliable because otherwise proﬁtability will not translate into free cash ﬂow. So from our standpoint, we've gotten things signiﬁcantly in order and for us now it's just a matter of execution on the day-to-day business.

Roger Read
And on the various environmental obligations that have been out there is any -- does it make sense to go ahead and fund those? Is there any incentive at all to fund them preemptively?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
I'm not so sure that preemptive. We now have signiﬁcant amount of clarity in terms of when these -- this is an unprecedented time where we have three outstanding periods under the renewable fuel standard. And so we at least have line of sight in terms of dates when we need to actually turn in credits.

Fortunately, I think we've tried. I like for folks. Our 2020 obligation is done, that will be turned in at the end of this year and then we have through Q1, and then into the end of Q3 next year to fulﬁll the 2021 and 2022 obligation. So, included in our accrued liability line is about $850 million of balance sheet related to accrual for RINs. Investors should expect that those numbers will start to tick down over time and then the remainder is ultimately the combination of AB 32 Cap-and-Trade and LCF that's credits. Those will also trade down or take down over time because again the AB 32 program is a multi-year program that will involve multiple step downs through the remainder of the existing period.

So, I think over time they will absolutely go down, but currently there is zero plan to preemptively take care of any type of RIN related obligation, simply because we need to see more of this renewable diesel come online that will ultimately create more RINs.

Roger Read
Great. Thank you.

Operator
Thank you. Our next question comes from the line of Doug Leggate with Bank of America. Please proceed with your question.

Doug Leggate
Oh thanks. Good morning, everyone. Thanks for taking my questions. So guys you opened up your comments talking about you will see inventories normalize. I guess my question is, what about costs? And I'm thinking speciﬁcally about the dynamics on the East Coast. Tom, as you pointed out, opportunities changed dramatically, which presumably makes the U.S. incrementally more dependent on European imports and they're paying $60 per thousand cubic feet for natural gas today. So when you talk about normalized inventories, how do you think about normalized margins?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
I think, Doug, we would not expect to see a continuation of the margin that we saw in the second quarter. We should we do expect to be above mid-cycle and that's because of the structural things that you pointed out others have pointed out and we say. We have this extraordinary change in diﬀerential between European and Asian natural gas prices and what we're seeing, that of course raises the cost of production signiﬁcantly in Europe, especially, if you're trying to run a Europe type crude and you've got to pay up for the hydrogen that you need to take the software out of the barrel.

So, it's just not just operating cost, it's also signiﬁcant cost to get the software out of the products and structurally with the cutbacks in Russia, both on feedstocks and obviously crude shifts. We believe that the we're going to see a structural change above-mids, leading to above mid-cycle margins going forward. And in fact that will also probably as we said in the opening comments, we certainly think the East Coast is going to be strong as strong as any other region probably.

West Coast might be behind it depend upon what happens in 2023, if all goes down converse to a renewable plant that will be signiﬁcant moment in time. But why we're saying that, obviously, the inventories have to be replenished. We're sitting at very low inventories, particularly on distillate and particularly in paired one. So, there's going to have to be steps to replenish those inventories reﬁning, utilization is going to have to be very high and the margins will be above the mid-cycle.

Doug Leggate
Yeah. I guess the reason of my question, Thomas, it was a lot of folks in this business still think about the seasonal trade in reﬁning and not that structural longer-term reset that is, I think getting a little bit lost, which is why I asked the question. So thanks for your answer.

I guess my follow-up is for, Erik. Erik, you're obviously issuing some equity for PBFX and I think we discussed that when we were on the road a couple months ago that PBFX could be next on the agenda after the balance sheet. But you're still written in sizable amount of debt and not obviously has your equity volatility as we've seen recently with your share price.

So I guess my question is, where does, there is a high potential buybacks of your stock feature, as I use of windfall cash given that you've pretty much done as much debt as you can without sizable presumably?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
I think from our perspective carrying, what we have pro forma for buying in the secured notes and having a debt balance of $2 billion. You really have to look that excludes any cash netted against it. You have to go back to, Tom's, most recent comment in terms of what is the new mid-cycle. Well, what the structural changes in reﬁning combined with the fact that quite frankly the reﬁning sector is signiﬁcantly more ﬂexible, post-COVID than it was pre-COVID. We all demonstrated our ability to ultimately adjust utilization rates to match demand, that's going to be extremely important on a go-forward basis.

Our plan is to continue to right now we will be building cash simply because of the market that we have today, that will in turn reduce our net debt. But going out and prepaying a bunch of expensive, longer-dated debt is not something that makes a ton of sense for us as we sit here today. We will be allocating some cash as I mentioned to the environmental credit side of things, but that's going to be over the course of the next 12 months to 14 months.

Doug Leggate
So to be clear that you're issuing equity for PBFX, could you presumably buy that bike and overtime?

Matthew Lucey, President, PBF Energy
Look, I think from the transaction that is on the table for PBF logistics is ultimately more or less a 50-50 equity cash during a cash component there so will be allocating at $9.25 per unit around $300 million of cash and the rest will be funded with equity. The amount of that equity will clearly be dependent upon where PBF Energy shares trade at the time of close. From our perspective now again, I think it is we're going to continue to operate safely and reliably and that is the number one focus for us.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Yeah. Let me just add to that, I think, in your question, Doug, look, we sat down as the management team, executive team in the ﬁrst quarter and laid out a bunch of a couple of milestones and objectives that we want to achieve by the end of 2023 and about half of them we achieved in the second quarter. One of the -- two of those objectives is recognized that we work for the shareholders and the shareholders pay the price for being in the industry and in PBF over the last few years.

So certainly on the table for us to look as if indeed we continue to have the above mid- cycle margins that we've got and we continue to build cash. So what things that we have for further consideration are resuming the dividend down the road and perhaps buying in some equity. But right now, we want to get done the good things on debt side, we want to take PBFX in. But we certainly we are in a position where we can continue to perform. We have other options at our disposal.

Doug Leggate
Great. I appreciate you answering the questions guys. Thank you.

Operator
Thank you. Our next question comes from the line of Carly Davenport with Goldman Sachs. Please proceed with your question.

Carly Davenport
Hey, good morning. Thanks for taking the question today. Just wanted to start on the crude markets, obviously, a lot of volatility and ﬂat price as well as crude diﬀerentials across the board. Could you talk a bit about what the crude market is signaling the PBF from a runs perspective across the portfolio, whether that is you know, perhaps maximizing heavy, sour runs or otherwise?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
I'm going to ask, Tom O'Connor, to handle that question. He's been all over this.

Thomas O’Connor, Senior Vice President, Commercial, PBF Energy
Yeah. I think in terms of when we look at the market right now, I'm looking at it today, you want to go back a few days or forward a couple of a few weeks. We're basically at peak runs right now as we head into the fourth quarter, we saying some forms of seasonal turn around. But as you mentioned at that point the incentives are certainly for i-utilization this sour part of the barrel is taking over some of that in terms of our capacity.

Carly Davenport
Got it. Great, thank you. And then the follow-up just around the RINs piece. Can you provide around the current liabilities of breaks across (Inaudible) and then just how much of that outstanding piece is ﬁxed price contract versus those that would be subject to mark-to-market?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
There's about $850 million of RIN related accrual and roughly 450 of AB 32 both Cap- and-Trade as well as the small amount of LCFS. And on the RIN piece, I think the rough order of magnitude is you should assume it's about it's about 50/50 between what we have contracted that is just not yet been settled, and ultimately what is the short related to our overall position, which quite candidly is now a '22 related short.

Carly Davenport
Great answers.

Operator
Thank you. Our next question comes from line of Manav Gupta with Credit Suisse. Please proceed with your question.

Manav Gupta
Hey, this might be for, Erik or Matt, whoever wants to take it. But look, it appears, you have a lot of conviction in your renewable diesel project. You like your project, you see a very good ﬁt for it. And our base case somewhere was that you will get a partner. But again, knowing you guys, you will not take a bad deal. So what we are trying to get to is let's say, you get in a situation where you don't really like the deal you are getting, would you be okay with taking this project to completion on your own? If you could help us answer that.

Matthew Lucey, President, PBF Energy
Hey, Manav. I think we are very pleased with where we sit today, I make a couple comments in regards to renewable diesel project. If you are starting that project today and obviously we start incubating that project over a year and a half ago. My guess is our capital costs are advantage to a material degree because we have an idle hydrocracker there. But even our project if we started today, my guess is on capital side you'd probably be 25% higher on the time-to-market on 30% longer.

So I -- our project dynamics are strengthening as the execute the project in our project team has been doing humans work and we went ahead and secured the long lead islands early and so we feel pretty good about being insulated from the current inﬂation market.

What we've said on the partner side is, we're interested in and we have been in active discussions with a number of parties. But we're interested in ﬁnding potential partner that will improve the overall operation and the overall value of the entity. And so as it's simply who can go out and ﬁnd the cheapest money that's obviously less interesting.

We have a number of options in front of us where working it full time and we're very pleased with the discussions we've had. But your point is very much focused on how can we --if we bring someone in how we can grow the pie as opposed to just split it up.

Manav Gupta
Perfect. Makes sense. One quick thing, if you could help us understand. We are seeing something very -- your buyers of both Syncrude and you are also buyers of WCS. Now they tend to move in the same direction generally, but what we are seeing is they're moving a little against each other. Syncrude is going at a premium to WTI and WCS premium discount is widening. So it can't only be aggressive. Help us understand what's driving this almost $30 diﬀerential in the two Canadian crude that you buy? Thank you.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
I’ll make one comment and turn it over to, Paul Davis. Obviously, it is a big spread, but directionally all lights command a premium because of what we talked about terms of the need to deal with high natural gas prices et cetera, et cetera, and the cutbacks from Russia. So you've got pressure on the light sweet side going up and some pressure on the downside because of the sulfur content of the heavier crude.

Paul, why don't you speak speciﬁcally to, Manav's, question?

Paul Davis, President, Supply, Trading & Optimization, PBF Energy
Yeah. Manav, there is a market pressure on that spread, but primarily it's all maintenance up in Canada. The upgraders have had plant and not an insigniﬁcant amount of unplanned maintenance. And that's put a premium on this instance side of the business.

Manav Gupta
Thank you so much guys.

Operator
Thank you. Our next question comes from the line of Theresa Chen with Barclays. Please proceed with your question.

Theresa Chen
Good morning. Thank you for taking my questions. I actually just wanted to come back to your comment, Tom, about mid-cycle margins being higher and industry needing to replenish inventories overtime. How concerned are you about the incremental capacity coming online either ramping up today in the middle East and Asia or recently ribbon cut it to in Mexico or penciled in to come online in Africa? Hope to get your thoughts there.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Yeah. I think, we actually we need capacity come online to help replenish those inventory. So, I don't think it's going to impact the utilization to your point for our business. We're going to see continued growth today is no doubt about that, they have been delayed some of them delayed rather signiﬁcantly because of COVID, but ultimately they need to bring that capacity on and as the developed world continues to improve and grow --Asia needs that capacity.

So, we expect that there will be capacity coming online. Mexico wants to be energy independent, that I think will take more time than what is advertised we see these creek in costs associated with some of this reﬁning capacity, but they're certainly moving down in that objective at the same time as I said earlier. There's continued examples of particularly in the U.S. and the West Coast, of reﬁneries are the same they're going through because of the pressures on fossil fuels. And banning of the internal combustion engine in 2035 by the state of California, and Tosco Reﬁning former refinery, Avon is now owned by MPC is going to convert to a renewable.

And the interesting thing is, when you convert going through make a renewable project, yes, you're going to make renewable diesel, but you're not going to make any gasoline or any jet fuel. So, I think while we do expect the capacity to increase worldwide, I don't know that we're going to see much creep in the United States in fact it may go the other way and I suspect utilizations will remain high absent of really pronounced recession or something like that in the U.S.

Theresa Chen
Thank you.

Operator
Thank you. Our next question comes from the line of Connor O'Neill with Morgan Stanley. Please proceed with your question.

Connor O’Neill
Yes. Thanks. I wanted to talk about the buy-in of PBF logistics --excuse me. Just in terms of the strategic thinking, obviously, you highlighted the cost savings some of the mechanical savings and not having to run two separate companies. But just strategically thinking, what's your sort of thought on the on the value creation there?

Matthew Lucey, President, PBF Energy
This is probably less PBF centric, but many of the attributes that existed with having a drop-down MLP of subsided over the last number of years. And so it was an entity that was a performing well in terms of its operations and its ﬁnancial performance. The many of the beneﬁts that drove us to create the structure and the entity subsided. And so the ability to clean it up now, as a number of other companies have done, seems to make a lot of sense and it's -- I think it's pretty straightforward.

We present as a more simple structure. And so, yes, there are beneﬁts of getting some costs out of the way but that I don't think it's a big driver. PBFX acts as a growth platform and something that was in high demand of yield simply declined over the last couple of years. And so we're happy to bring the assets in all our employees will many of which were serving wearing two hats. So, it simpliﬁes that quite a bit and so we try to create a transaction that was fair for all parties work with the conference committee at the PBFX went through a full process, but a very fair one and so we were pleased.

Connor O’Neill
Yes. Makes sense. And I just wanted to talk to return to the conversation about the balance sheet. So, understand that you don't want to buyback debt at a high premium. I was trying to parse your comments, it sounded to me like maybe you're thinking there is a sort of a need to run at a lower structurally lower debt level than better than before. Basically could you just help us think through the framework of you're buying in logistics, which can probably support a little bit more leverage and I think you're pointing to ﬂexibility that you demonstrate in the reﬁning system. But just curious, is there an argument to be running at a lower debt level based on what which is gone through or no change to that?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
I think it's just inherently based on at least where we are today and what we see in terms of forward curve. There will absolutely be a signiﬁcantly lower net debt level for PBF consolidated on a go-forward basis. Where we are here at the end of July is ultimately we just write consumed a massive amount of delevering and there is zero pressure to do anything at this point.

So we do have some PBF logistics notes that will be coming due next year. We feel like we have ample capacity between the revolver at PBFX as well as the PBF ABL, we also have a signiﬁcant cash balance. And so, really what we're prepared to do now is to determine what is the long-term structure in terms of debt. Making a decision now, when quite frankly the high-yield market, I believe the ﬁrst six months of this year, might be the third worst performance in high yield ever.

So, waiting into a market that is not yet fully recovered. To push out some of these maturities seems a bit premature and quite frankly there is zero pressure and we have the ﬁnancial ﬂexibility. We are really focused on we should continue to see liquidity improve. Now that our numbers are out and we ﬁled the queue this morning, ultimately we will be sitting down with suppliers in August and September, we should see letters of credit come down the collateral posting.

Right there's really a signiﬁcant amount of things that compound on themselves as a result of our balance sheet, getting back to again, better than it was as we entered COVID and we are a signiﬁcantly stronger and quite frankly, bigger business than we work. Let's not forget that we have a real workhorse out on the West Coast and Martinez that now has been added to the portfolio. And we've not been able only with Q2 have we really been able to demonstrate, what that particular asset can do. And we've got high bar internally in terms of what we need to execute on.

So I think the key message right now is that we are ﬂexible and most important, we are patient. We do not have our backs to the wall on anything we've just what we've just lived through. The biggest demand destruction of event that this industry has ever seen and we've come out the other side and we're stronger than we were when we enter.

Connor O’Neill
Yup. Makes sense. Thank you.

Operator
Thank you. Our next question comes from the line of John Royall with J.P. Morgan. Please proceed with your question.

John Royall
Hey, good morning, guys. Thanks for taking my question. I think you made a comment in the opener about IMO-2020 kind of coming back into view. Can you talk through some of those dynamics and the impact you're seeing from IMO now? And I guess, how that could evolve going forward?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Royall, I want to make a comment that just look at the clean dirty spread. The spread between ISO for fuel oil and diesel ultra-low-sulfur diesel and that spread is very wide, but there's a number of factors that are impacting that. Not the least of which in fact perhaps the most important factors right now at this 10 seconds, is the stress to shift crude to sweet crude from sour crude, heavy crude because of high natural gas prices and the costs associated with those natural gas prices on getting the sulfur out of a crude. So, as we talked earlier you've got pressure on the heavier crude, feedstocks being driven down because of that dynamic and you've got pull on the sweet side.

At the same time, what we are seeing is for the last we've been saying one of the advantages strands or PBF for the last I don't know 10 years has been our complexity and we are very complex kit. And we candidly have not been rewarded for that in the past couple of years because of the low spreads between a light sweet and heavy. And that was to certain extent due to the fact that there was ample destruction capacity available coking capacity.

Well that's changed some. Coking capacity is getting full and that's becoming tighter, which means that will be another contributor to the diﬀerential between the light sweet and the heavy sours. So it's really a combination of factors, but we have certainly seen and higher utilization of the residual destruction equipment than we've seen over the past several years, and that's being driven incrementally because you've got to get the sulfur added, high sulfur fuel to get it into the bunker ﬂeet.

John Royall
Okay. That's really helpful. Thank you. And then, can you talk about a recession case? And what that could mean for the industry in for product inventory balances and cracks if it happened in let's say, the next 12 months? Would that change your view on the structural crack being above mid-cycle if we had a bit of a reset due to recession?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Not really. I think it while --it was all depend upon the gravity of the recession. So if we have, we do have basically full employment in the U.S. right now. And I'm not saying that there isn't going to be a correction here recession is no doubt that inﬂation, is got to be dealt with and is no doubt that the Fed indeed is going to do that. But there are other factors that on the other side of the equation as I said, disposable income.

People had a lot of disposable income coming out of COVID and we do have eﬀectively full employment and there's more job openings than there are people out of work. So hopefully if there is a recession it won't be a drastic recession. It'll hopefully be a little bit more shallow, who know? But the fact is, what we're seeing already is the price of gasoline has dropped over $0.50 down. And what has to happen really to the next steps in this correction is to work the food side and the other things in the supply chain to get those things turned around and bring the rate of inﬂation down. But there -- maybe impact is no doubt, but I don't think it's going to be an impact that is going to knock us oﬀ the need to run the reﬁneries that are very high utilization because of the supply demand balances and the fact that we don't have as much capacity on the ground as we used to.

John Royall
Thanks very much, guys.

Operator
Thank you. Our next question comes from the line of Karl Blunden with Goldman Sachs. Please proceed with your question.

Karl Blunden
Hi, thanks for time. I just had a question on RIN, I think was helpful when you're broke out the ﬁxed versus ﬂoating exposure there. I was curious is there a thought to changing your approach to how much you run ﬁxed versus ﬂoating system such a focus for people maybe a distraction away from the core business from time-to-time?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
Absolutely. And on a go forward, again this is we're in a very unique position now where we have these three outstanding annual periods. And so the RIN market is not like the regular way securities market for equity and debt. I think we've tried to highlight that for folks along the way. And so as these periods suddenly get put in the rear-view mirror, we do believe that ultimately we will not be talking about both we're happy to disclose what we expense in terms of RIN, but ultimately, we want to put a lot of this noise behind us. It's been a very messy program along the way, but candidly we were also still trying to anticipate what the 2023 program is going to look like for us. Our focus right now is really on making sure that we handle our 2022 obligation and ultimately we comply with the program for 2021 and '22.

Karl Blunden
Thanks, Erik. The follow-up just on the bond maturity that you have coming up. I think you've been share that you can be patient. As you look forward, do you think the business or the appropriate capital structure could be one where you just take out the 2023 and 2025 debt and don't replace any of it? So, run leaner in terms of how much debt you have on the balance sheet, was that something still kind of thinking through what the appropriate quantum of debt is?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
I think, will still have to ﬁgure out what the long -- what the long-term debt quantum is. Right now there zero plan to take out that the stub is about $675 million outstanding on the '25s and then we clearly have the 525 for PBF logistics. There is a, there is a longer-term appropriate level going debt free in this business doesn't seem to be extremely responsible.

At the same time, we've seen the type of consternation that it provides when you have an over lever business and reﬁning and so we're trying to ﬁnd what we deem to be the sweet spot there. As we sit here today, we do have on a trailing 12 months basis. We have less than 0.4 times debt-to-EBITDA.

Karl Blunden
Understood.

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
That we've just gone through a period where we generated close to $2 billion in EBITDA during this quarter. However, the forward curve is spitting out numbers, right? Well, north of $1.7 billion, $1.8 billion for our business over the next handful of years. And so, what we are trying to ultimately determine is, what is the right level? But again, we can be patient now, we are -- we're in the driver sit now as opposed to reacting to everything coming at us during COVID.

Karl Blunden
Stay tuned. Thanks, Erik. Appreciate it.

Operator
Thank you. Our last question today comes from the line of Matthew Blair with Tudor Pickering Holt. Please proceed with your question.

Matthew Blair
Hey. Good morning. Thanks for taking my questions here. First one, could you talk about the product yield and each stocks late for the upcoming RD plant? On the product side, do you anticipate having any SAF ﬂexibility? And then on the feedstock side, I believe you're looking at full pretreatment. But do you think you'll be able to access discounted of waste oils and animal fats or would it be more like a like a crude SBO feed?

Matthew Lucey, President, PBF Energy
So go in reverse order maybe. We are actively building out our commercial operation now. And so, while the project will not come on for you know, not until the second quarter. We're actively staﬃng up and building the capabilities to source, whatever is the most economic feed available. I do think in regards to our timing was strengths of our project is we're coming on there's a number of projects behind us that will have the advantage of actually being out buying feeds.

But yes, we believe will have access to the market. We're hiring a professional staﬀ to execute on that and we'll have full capability to run whatever is the most economic at any given time. So, we'll have full ﬂexibility and that's where we think the project is so attractive.

In regards to the yields and obviously, there were some news last night, we haven't fully digested what is in the potential compromise with Senator Manchin. But we anticipate that SAF will be demanded project, demanded fuel in the future and we'll have the capability to manufacturers sustainable aviation fuel from the project.

Matthew Blair
Any initial thoughts on what the SAF yield might be?

Matthew Lucey, President, PBF Energy
You know, I think we could, we could get it up to 20% without much capital and for a modest amount of capital we could get out of them.

Matthew Blair
Wow. Okay. Great. And then the comment on you expect above mid-cycle reﬁning margins for now. When we think about the math behind it looking at Europe net gas at 50 bucks per MMBTU U.S. call around seven and then we think about generally every $1 per MMBTU in that gas is about $0.25 per barrel and reﬁning margins. And so just doing the math there, that'd be about an $11 margin beneﬁt from just a steeper global cost curve. So that makes sense to you that, how you think about it as well or any diﬀerent numbers there?

Matthew Lucey, President, PBF Energy
Directly attached the way we look at it as been number of publications that have put out in the scale of what the spread is between European gas and henry hub. If indeed, we wind up holding a $50 spread that is going to be a very big driver for improving margins, because obviously European reﬁners have got to cover those costs and we will be accosted managed in many ways so, but you directionally correct.

Matthew Blair
Great. Thank you.

Operator
Thank you. Ladies and gentlemen, we come to the end of our time for questions. I'll turn the ﬂoor back to, Mr. Nimbley, for any ﬁnal comments.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Thank you all for joining the call today. We look forward to continuing to recognize our employees and reward our shareholders and talking to you at the third quarter call. Thank you very much.

Operator
Thank you. This concludes today's conference. You may disconnect your lines. At this time, thank you for your participation.

*****************

No Offer or Solicitation
This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed transaction between PBF Energy and PBF Logistics, PBF Energy will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a prospectus of PBF Energy and a proxy statement of PBF Logistics. Each of PBF Energy and PBF Logistics may also file other documents with the SEC regarding the proposed transaction. PBF Logistics will mail the proxy statement/prospectus to its unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which PBF Energy or PBF Logistics may file with the SEC in connection with the proposed transaction. Investors and equityholders in PBF Energy and PBF Logistics are advised to carefully read the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information about the transaction, the parties to the transaction and the risks associated with the transaction. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from PBF Energy’s website (www.pbfenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from PBF Logistics’ website (www.pbflogistics.com) under the tab “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation
PBF Energy, PBF Logistics and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from PBF Logistics unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of PBF Logistics unitholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about PBF Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 13, 2022. You can find information about PBF Logistics’ executive officers and directors in its annual report on Form 10-K filed with the SEC on February 17, 2022. Additional information about PBF Energy’s executive officers and directors and PBF Logistics’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forward-looking Statements
Statements in this communication relating to future plans, results, performance, expectations, achievements and the like are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which may be beyond the company's control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors and uncertainties that may cause actual results to differ include but are not limited to the risks disclosed in PBF Energy’s filings with the SEC, as well as the risks disclosed in PBF Logistics’ SEC filings and any impact PBF Logistics may have on PBF Energy’s credit rating, cost of funds, employees, customers and vendors; risks related to the merger with PBF Logistics, including the risk that the transaction is not consummated during the expected timeframe, or at all; the effects related to or resulting from Russia’s military action in Ukraine, including the imposition of additional sanctions and export controls, as well as the broader impacts to financial markets and the global macroeconomic and geopolitical environment; the supply, demand, prices and other market conditions for our products or crude oil; our expectations with respect to our capital spending and turnaround projects; risks associated with our obligation to buy Renewable Identification Numbers and related market risks related to the price volatility thereof; our ability to make, and realize the benefits from, acquisitions or investments, including in renewable diesel productions, on any announced time frame or at all; the continued effect of the COVID-19 pandemic and related governmental and consumer responses; the impact of market conditions on demand for the balance of 2022; and the impact of adverse market conditions affecting the company, unanticipated developments, regulatory approvals, changes in laws and other events that negatively impact the company. All forward-looking statements speak only as of the date hereof. PBF Energy undertakes no obligation to revise or update any forward-looking statements except as may be required by applicable law.